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                                                                    EXHIBIT 99.4

                            SEER TECHNOLOGIES, INC.

                                                                February 1, 1999
TO OUR STOCKHOLDERS:

     Level 8 Systems, Inc., a New York corporation ("Level 8"), has commenced a tender offer for all the outstanding shares of the common stock, par value $.01 per share (the "Shares"), of Seer Technologies, Inc., a Delaware corporation ("Seer") at $0.35 per share, net to the seller in cash, upon the terms and conditions set forth in the accompanying Offer to Purchase and the related Transmittal Letter (which together constitute the "Offer"). The Offer is being made pursuant to an agreement dated November 23, 1998 (the "Acquisition Agreement") between Level 8 and Welsh Carson Anderson & Stowe VI, L.P. ("WCAS VI") and certain other parties affiliated with WCAS VI (collectively, the "WCAS Parties"). Pursuant to the Acquisition Agreement, on December 31, 1998 Level 8 issued to the WCAS Parties an aggregate of 1,000,000 shares of Level 8's common stock ("Level 8 Shares") and warrants to purchase an additional 250,000 Level 8 Shares for $12.00 per share (the "Level 8 Warrants") and the WCAS Parties (i) transferred to Level 8 an aggregate of 7,130,894 Shares and all of the outstanding shares of the preferred stock of Seer, which are convertible into an aggregate of 3,856,258 Shares and (ii) contributed $16.9 million of additional capital to Seer. As a consequence, Level 8 currently owns approximately 69% of the outstanding voting stock of Seer. The aggregate market value of the Level 8 Shares issued to the WCAS Parties was $6,625,000 as of November 20, 1998, the last trading day before the execution of the Acquisition Agreement, and $9,687,500 as of December 31, 1998, the date of the closing of the acquisition under the Acquisition Agreement, in each case based on the closing sale prices of the Level 8 Shares on the Nasdaq National Market. The closing sale price of the Level 8 Shares on the Nasdaq National Market was $6.625 per share on November 20, 1998 (the last trading day before the execution of the Acquisition Agreement) and $9.6875 per share on December 31, 1998, compared with the $12.00 per share exercise price under the Level 8 Warrants.

     In accordance with the Acquisition Agreement, as soon as practicable after the completion of the Offer, Level 8 will cause each outstanding Share, other than Shares held in treasury or by Level 8 and other than Shares held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law, to be converted into the right to receive $0.35 per Share in cash through a merger of a wholly-owned subsidiary of Level 8 into Seer. As a result, Level 8, directly or through one or more subsidiaries, will own all of the outstanding Seer common stock.

     A copy of Seer's Solicitation/Recommendation Statement on Schedule 14D-9, which contains information regarding the Offer, is attached. In addition, the Offer to Purchase from Level 8, including the Letter of Transmittal and related materials to be used for tendering your shares, are also enclosed. I urge you to read the enclosed materials carefully before making a decision with respect to tendering your shares in the Offer.

     As a result of certain conflicts of interest described in the enclosed
Schedule 14D-9, neither Seer nor its Board of Directors expresses any opinion or makes any recommendation as to whether you should tender your common stock in response to the Offer.

     I personally, along with the Board of Directors, management and employees of Seer, wish to thank you for your loyal support through the years.

                                       Sincerely,


                                       Steven Dmiszewicki
                                       Co-President and Chief Financial Officer